FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Profit/(loss) for the year (continued)

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2012
Net interest income ........................	10,394	5,316	5,391	1,470	8,117	6,984	-	37,672
Net fee income ...............................	6,169	3,335	2,083	595	2,513	1,735	-	16,430
Net trading income .........................	2,707	1,463	1,053	390	507	971	-	7,091
Gains on disposal of US branch network, US cards business and Ping An ......................................	−	−	3,012	-	4,012	-	−	7,024
Other income/(expense) .................	(1,662)	2,308	2,045	(25)	(456)	1,261	(3,358)	113

Net operating income1 ....................	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330

Loan impairment charges and other credit risk provisions ...................	(1,921)	(74)	(436)	(286)	(3,457)	(2,137)	-	(8,311)

Net operating income .....................	15,687	12,348	13,148	2,144	11,236	8,814	(3,358)	60,019

Employee compensation and benefits ....................................................	(8,070)	(2,572)	(3,140)	(652)	(3,243)	(2,814)	-	(20,491)
General and administrative expenses ....................................................	(10,059)	(1,860)	(2,433)	(459)	(5,413)	(3,117)	3,358	(19,983)
Depreciation and impairment of property, plant and equipment ....	(597)	(236)	(191)	(44)	(195)	(221)	-	(1,484)
Amortisation and impairment of intangible assets ..........................	(369)	(180)	(42)	(11)	(89)	(278)	-	(969)

Total operating expenses ................	(19,095)	(4,848)	(5,806)	(1,166)	(8,940)	(6,430)	3,358	(42,927)

Operating profit/(loss) ....................	(3,408)	7,500	7,342	978	2,296	2,384	−	17,092

Share of profit/(loss) in associates and joint ventures .......................	(6)	82	3,106	372	3	-	-	3,557

Profit/(loss) before tax ...................	(3,414)	7,582	10,448	1,350	2,299	2,384	-	20,649

Tax expense ...................................	(173)	(1,095)	(1,616)	(254)	(1,313)	(864)	-	(5,315)

Profit/(loss) for the year .................	(3,587)	6,487	8,832	1,096	986	1,520	-	15,334
	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2011
Net interest income ........................	11,001	4,691	5,102	1,432	11,480	6,956	-	40,662
Net fee income ...............................	6,236	3,097	2,111	627	3,308	1,781	-	17,160
Net trading income/(expense) .........	2,161	1,189	1,658	482	(362)	1,378	-	6,506
Other income .................................	4,848	1,705	1,842	66	1,574	1,338	(3,421)	7,952

Net operating income1 ....................	24,246	10,682	10,713	2,607	16,000	11,453	(3,421)	72,280

Loan impairment charges and other credit risk provisions ...................	(2,512)	(156)	(267)	(293)	(7,016)	(1,883)	-	(12,127)

Net operating income .....................	21,734	10,526	10,446	2,314	8,984	9,570	(3,421)	60,153

Employee compensation and benefits ....................................................	(7,621)	(2,610)	(3,179)	(659)	(3,928)	(3,169)	-	(21,166)
General and administrative expenses ....................................................	(8,473)	(1,724)	(2,378)	(458)	(4,404)	(3,443)	3,421	(17,459)
Depreciation and impairment of property, plant and equipment ....	(581)	(245)	(198)	(36)	(261)	(249)	-	(1,570)
Amortisation and impairment of intangible assets ..........................	(394)	(179)	(51)	(6)	(326)	(394)	-	(1,350)

Total operating expenses ................	(17,069)	(4,758)	(5,806)	(1,159)	(8,919)	(7,255)	3,421	(41,545)

Operating profit .............................	4,665	5,768	4,640	1,155	65	2,315	-	18,608

Share of profit in associates and joint ventures ......................................	6	55	2,831	337	35	-	-	3,264

Profit before tax .............................	4,671	5,823	7,471	1,492	100	2,315	-	21,872

Tax income/(expense) ....................	(1,589)	(1,043)	(1,315)	(266)	958	(673)	-	(3,928)

Profit for the year ..........................	3,082	4,780	6,156	1,226	1,058	1,642	-	17,944

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Other information about the profit/(loss) for the year

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net operating income1 ..........	20,967	13,203	11,978	2,503	8,803	10,568	(3,377)	64,645
External ............................	20,108	12,031	10,822	2,497	8,569	10,618	-	64,645
Inter-segment ...................	859	1,172	1,156	6	234	(50)	(3,377)	-

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment .............	957	402	208	48	303	412	-	2,330
Loan impairment losses gross of recoveries and other credit risk provisions .....	2,165	172	493	45	1,321	2,949	-	7,145
Impairment of financial investments ..................	(61)	-	4	-	15	6	-	(36)
Changes in fair value of long-term debt and related derivatives ........................	(936)	-	(1)	(3)	(288)	-	-	(1,228)
Restructuring costs ................	211	5	74	3	100	42	-	435

2012
Net operating income1 ..........	17,608	12,422	13,584	2,430	14,693	10,951	(3,358)	68,330
External ............................	16,405	11,307	12,586	2,455	14,566	11,011	-	68,330
Inter-segment ...................	1,203	1,115	998	(25)	127	(60)	(3,358)	-

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment .............	966	416	233	55	363	499	-	2,532
Loan impairment losses gross of recoveries and other credit risk provisions .....	2,329	105	586	361	3,587	2,489	-	9,457
Impairment of financial investments ..................	420	(21)	83	1	32	4	-	519
Changes in fair value of long-term debt and related derivatives ........................	(3,091)	-	(4)	(13)	(1,219)	-	-	(4,327)
Restructuring costs ................	292	21	107	27	219	94	-	760

2011
Net operating income1 ..........	24,246	10,682	10,713	2,607	16,000	11,453	(3,421)	72,280
External ............................	23,188	9,598	9,663	2,609	15,760	11,462	-	72,280
Inter-segment ...................	1,058	1,084	1,050	(2)	240	(9)	(3,421)	-

Profit for the year includes the following significant non-cash items:
Depreciation, amortisation and impairment .............	975	424	249	42	802	643	-	3,135
Loan impairment losses gross of recoveries and other credit risk provisions .....	3,085	202	453	395	7,147	2,271	-	13,553
Impairment of financial investments ..................	705	55	25	13	9	1	-	808
Changes in fair value of long-term debt and related derivatives ........................	3,180	-	4	10	967	-	-	4,161
Restructuring costs ................	357	47	34	27	73	259	-	797

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Balance sheet information

	Europe	Hong Kong	Rest of Asia- Pacific	MENA	North America	Latin America	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m	US$m
At 31 December 2013
Loans and advances to customers (net) .................	504,200	195,547	147,797	27,211	161,629	43,920	-	1,080,304
Interests in associates and joint ventures ....................	169	275	13,547	2,575	74	-	-	16,640
Total assets ..........................	1,392,959	555,413	335,937	60,810	432,035	113,999	(219,835)	2,671,318
Customer accounts ................	644,816	365,993	182,626	38,683	196,495	54,199	-	1,482,812
Total liabilities .....................	1,326,537	523,579	306,918	50,706	393,635	99,319	(219,835)	2,480,859

Capital expenditure incurred1	907	1,124	112	32	265	385	-	2,825

At 31 December 2012
Loans and advances to customers (net) .................	463,440	173,613	138,119	28,086	140,756	53,609	-	997,623
Interests in associates and joint ventures ....................	178	224	15,085	2,262	85	-	-	17,834
Total assets ..........................	1,389,240	518,334	342,269	62,605	490,247	131,277	(241,434)	2,692,538
Customer accounts ................	555,009	346,208	183,621	39,583	149,037	66,556	-	1,340,014
Total liabilities .....................	1,327,487	496,640	308,815	53,498	450,480	113,923	(241,434)	2,509,409

Capital expenditure incurred1	925	336	208	102	248	458	-	2,277

At 31 December 2011
Loans and advances to customers (net) .................	434,336	157,665	123,868	25,875	142,747	55,938	-	940,429
Interests in associates and joint ventures ....................	150	196	17,916	2,036	101	-	-	20,399
Total assets ..........................	1,281,945	473,024	317,816	57,464	504,302	144,889	(223,861)	2,555,579
Customer accounts ................	493,404	315,345	174,012	36,422	155,982	78,760	-	1,253,925
Total liabilities .....................	1,224,386	458,179	288,485	49,005	464,990	128,302	(223,861)	2,389,486

Capital expenditure incurred1	1,177	432	207	29	342	951	-	3,138

1 Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Other financial information

Net operating income by global business

	RBWM	CMB	GB&M	GPB	Other1	Intra- HSBC items	Total
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
2013
Net operating income2 ...........	26,740	16,365	19,176	2,439	5,651	(5,726)	64,645
External .............................	25,038	17,241	20,767	1,955	(356)	-	64,645
Internal ..............................	1,702	(876)	(1,591)	484	6,007	(5,726)	-

2012
Net operating income2 ...........	33,861	16,551	18,273	3,172	2,332	(5,859)	68,330
External .............................	31,980	17,295	20,410	2,413	(3,768)	-	68,330
Internal ..............................	1,881	(744)	(2,137)	759	6,100	(5,859)	-

2011
Net operating income2 ...........	33,533	15,611	17,057	3,292	9,145	(6,358)	72,280
External .............................	32,024	15,362	19,881	2,207	2,806	-	72,280
Internal ..............................	1,509	249	(2,824)	1,085	6,339	(6,358)	-

1  The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and financing operations. The 'Other' category also includes gains and losses on the disposal of certain significant subsidiaries or business units.

2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Information by country

	2013		2012		2011
	External net operating income1,2	Non- current assets3	External net operating income1,2	Non- current assets3	External net operating income1,2	Non- current assets3
	US$m	US$m	US$m	US$m	US$m	US$m

UK ..............................................................	13,347	17,481	9,149	18,391	16,058	21,414
Hong Kong ..................................................	12,031	12,170	11,307	11,657	9,600	6,257
USA ............................................................	6,121	4,189	11,779	6,718	12,972	3,830
France .........................................................	3,111	11,565	2,881	11,074	2,747	10,790
Brazil ..........................................................	5,364	1,715	6,395	2,017	6,637	2,149
Other countries ...........................................	24,671	27,879	26,819	30,078	24,266	31,590

	64,645	74,999	68,330	79,935	72,280	76,030

1 External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

3  Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than twelve months after the reporting period.

13 Analysis of financial assets and liabilities by measurement basis

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. The summary of significant accounting policies in Note 2 describes how the classes of financial instruments are measured, and how income and expenses, including fair value gains and losses, are recognised. The following table analyses the carrying amounts of the financial assets and liabilities by category as defined in IAS 39 and by balance sheet heading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                Date: 25 March 2014